1

Consolidated Financial Statements

(Expressed in United States dollars)

NEVSUN RESOURCES LTD.

Years ended December 31, 2003 and 2002

2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in conformity with accounting principles generally accepted in Canada.  These statements include some amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Financial information used elsewhere in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is include herein.

Chief Executive Officer

Chief Financial Officer

February 27, 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nevsun Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock-based compensation as explained in note 2(i) to the financial statements, on a consistent basis.

Chartered Accountants

Vancouver, Canada

February 27, 2004

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States dollars)

December 31, 2003 and 2002

	2003	2002

Assets

Current assets:
Cash and cash equivalents	$14,519,209	$2,747,477
Short-term investments	47,166,703	2,322,954
Accounts receivable and prepaids	186,199	40,374

	61,872,111	5,110,805

Equipment, net of accumulated amortization of $105,166
(2002 - $76,604)	919,465	454,454

Mineral properties (note 3)	50,617,303	40,168,228

	$113,408,879	$45,733,487

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,178,781	$890,453
Current portion of long-term debt	1,000,000	1,000,000

	2,178,781	1,890,453

Long-term debt (note 5)	1,087,797	1,942,965

Shareholders’ equity:
Share capital (note 6)	134,296,307	64,760,811
Shares to be issued (note 6(f))	2,352,941	3,529,412
Contributed surplus (note 6(c))	1,903,403	21,716
Deficit	(28,410,350)	(26,411,870)

	110,142,301	41,900,069

	$113,408,879	$45,733,487

Commitments and contingencies (notes 3, 5 and 6)
Subsequent events (notes 3(c) and 6)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“John A. Clarke”

Director

“Cliff T. Davis”

Director

NEVSUN RESOURCES LTD.

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

Years ended December 31, 2003 and 2002

	2003	2002

Expenses:
Accounting and audit	$56,151	$28,847
Amortization	28,562	10,072
Consulting	67,533	81,814
Investor relations	261,528	159,561
Legal fees	21,791	13,156
Office	228,164	132,248
Remuneration	474,500	231,156
Stock-based compensation (note 6(c))	1,370,134	21,716
Transfer, listing and filing fees	81,941	37,920
Travel	47,023	57,233

	2,637,327	773,723

Loss before the undernoted	(2,637,327)	(773,723)

Foreign exchange gain	(509,624)	(21,513)
Investment income	(274,349)	(115,381)
Write-down of short-term investments	145,126	-
Write-down of equipment	-	336,580
Write-down of resource properties	-	310,503

Loss for the year	(1,998,480)	(1,283,912)

Deficit, beginning of year	(26,411,870)	(25,127,958)

Deficit, end of year	$(28,410,350)	$(26,411,870)

Basic and diluted loss per share	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	57,558,272	39,402,380

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2003 and 2002

	2003	2002

Cash provided by (used for):

Operations:
Loss for the year	$(1,998,480)	$(1,283,912)
Items not involving the use of cash:
Amortization	28,562	10,072
Stock-based compensation	1,370,134	21,716
Write-down of short-term investments	145,126	-
Write-down of equipment	-	336,580
Write-down of resource properties	-	310,503
Unrealized foreign exchange loss on long-term debt	26,663	-
Changes in non-cash working capital:
Accounts receivable and prepaids	(145,825)	(35,148)
Accounts payable and accrued liabilities	288,328	764,594

	(285,492)	124,405

Investments:
Expenditures on mineral properties	(9,819,353)	(5,318,114)
Equipment	(493,573)	(36,760)
Short-term investment purchases, net of sales	(44,988,875)	(2,322,954)
Change in restricted cash	-	303,314

	(55,301,801)	(7,374,514)

Financing
Issuance of shares, net of issue costs	68,359,025	11,010,033
Repayment of long-term debt	(1,000,000)	-
Increase in loan payable	-	131,100
Repayment of loan payable (note 4)	-	(1,213,327)

	67,359,025	9,927,806

Increase in cash and cash equivalents	11,771,732	2,677,697

Cash and cash equivalents, beginning of year	2,747,477	69,780

Cash and cash equivalents, end of year	$14,519,209	$2,747,477

Supplementary information:
Income taxes paid	$-	$-
Interest paid	-	-
Non-cash investing and financing transactions:
Value of shares issued for loan fee (notes 4 and 6(b))	-	244,826
Value of shares issued for property
(notes 3(a), 3(b), 6(b) and 6(f))	1,176,471	3,603,960
Debt issued for property (notes 3(b) and 5)	-	2,886,230
Interest capitalized on accretion of debt (note 5)	118,169	56,735
Stock-based compensation capitalized to mineral
properties	511,553	-

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

1.

Nature of business:

Nevsun Resources Ltd. (the “Company”) is in the mineral exploration and development business with its mineral properties and equipment located in Africa.  The underlying value and recoverability of amounts capitalized for mineral properties in the consolidated balance sheet are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of the properties, the receipt of necessary permitting, and upon future profitable production or proceeds from the disposition of its mineral properties.  The timing of such events occurring, if at all, is not yet determinable.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relates to the determination of impairment of mineral properties, assumptions used in determining stock-based compensation and the determination of tax bases of assets located in foreign jurisdictions.  Actual results could differ from those estimates.

(b)

Cash equivalents:

Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when acquired.

(c)

Short-term investments:

Short-term investments have terms to maturity of greater than 90 days when acquired and are recorded at the lower of cost and market determined on an aggregate portfolio basis and are comprised of highly liquid US dollar denominated interest bearing securities that are diversified by entity, industry and country.

(d)

Equipment:

Equipment is recorded at cost and amortized using the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related mineral property is in production or an impairment has been recognized.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

2.

Significant accounting policies (continued):

(e)

Mineral properties:

All costs related to mineral properties are capitalized on a property-by-property basis.  Such costs include mineral claim acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners, or when a property is abandoned or the capitalized costs are not considered to be economically recoverable, the related property costs are written down to their net recoverable amount.  The amounts shown for resource properties represent costs incurred to date and are not intended to reflect present or future values.

(f)

Share capital:

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash are valued based on their market value over a reasonable period before and after the date the agreement to issue shares was reached and announced.

(g)

Foreign currency translation:

The Company’s foreign subsidiaries are considered to be integrated foreign operations for accounting purposes.  Accordingly, transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

  Revenue and expense items at the rate of exchange in effect on the dates they occur;

  Non-monetary assets and liabilities at historical exchange rates;

  Monetary assets and liabilities at the exchange rate at the balance sheet date; and

  Exchange gains and losses are recorded as income or expense in the period in which they occur.

(h)

Financial instruments:

The fair values of cash and cash equivalents, short-term investments, accounts receivable and prepaids and accounts payable and accrued liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is estimated to approximate its carrying value as it bears interest that reflects, in management’s judgment, interest rates that would currently be applicable to the Company on a similar debt instrument.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

2.

Significant accounting policies (continued):

(i)

Stock-based compensation:

The Company has a stock option plan that is described in note 6(c).  Effective January 1, 2003 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to employee stock-based compensation.  The new recommendations are applied prospectively to option grants after that date.  In prior years, the Company accounted for stock-based compensation by the settlement method whereby no compensation expense was recorded for options granted.

As a result, the Company records all stock-based payments granted on or after January 1, 2003 using the fair value method.  The impact of the prospective change in accounting on the year ended December 31, 2003 is disclosed in note 6(c).

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period.  The offset to the recorded cost is to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(j)

Loss per share:

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of the outstanding options and warrants would be anti-dilutive.

(k)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  To the extent that the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

2.

Significant accounting policies (continued):

(l)

Reclassification:

Certain of the comparative figures have been restated to conform with the presentation adopted in the current year.

3.

Mineral properties:

	2003	2002

Mali:
Tabakoto (note 3(a))	$27,301,053	$22,892,679
Segala (note 3(b))	12,743,403	12,052,355
Diamond permit (note 3(c))	40,622	-

	40,085,078	34,945,034

Eritrea (note 3(d)):
Bisha	5,561,403	564,738
Augaro/Akurdet	630,879	398,075

	6,192,282	962,813

Ghana:
Kubi (note 3(e))	4,289,943	4,210,381
Juabo (note 3(f))	50,000	50,000

	4,339,943	4,260,381

	$50,617,303	$40,168,228

Schedule of mineral property expenditures during 2003:

				Augaro/
	Tabakoto	Segala	Bisha	Akurdet	Ghana	Total

Deferred December 31,
2002	$22,892,679	$12,052,355	$564,738	$398,075	$4,260,381	$ 40,168,228
Acquisition costs
incurred	75,000	119,542	26,002	28,546	-	249,090
Exploration and
development:
Assays	59,141	34,127	198,731	1,544	-	293,543
Consulting engineers
and personnel	2,049,012	203,556	646,520	29,280	2,624	2,930,992
Drilling and geophysics	505,802	244,407	1,869,029	879	-	2,620,117
Equipment	26,688	10,124	107,742	1,028	-	145,582
Line cutting and surveying 133,269		6,412	444,611	159,030	386	743,708
Transportation and field	290,879	10,000	727,031	12,425	76,552	1,116,887
Administration	1,052,071	62,880	681,958	72	-	1,796,981
Stock-based
compensation (note 6(c)) 216,512		-	295,041	-	-	511,553
Diamond permit	40,622	-	-	-	-	40,622

Incurred during the year	4,448,996	691,048	4,996,665	232,804	79,562	10,449,075

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

3.

Mineral properties (continued):

(a)

Tabakoto, Mali:

The Tabakoto property is located in southwestern Mali and is governed by a mining license.  The mining license was granted after appropriate government review and approval of pre-feasibility reports, environmental impact study and associated health studies.  The Company has an 80% interest and the Government of Mali owns the remaining 20%.  A portion of the licensed area, outside of the Company’s current mine plan, is subject to annual payments of $75,000, a 5% net profits interest and a 1% net smelter royalty.

During 2002, the Company completed the acquisitions of additional properties adjacent to the Tabakoto property resulting in the expansion of the Tabakoto mining licence to encapsulate these additional properties.  The Company issued 723,736 common shares as part of these acquisitions.

(b)

Segala, Mali:

During 2002, the Company completed its acquisition of an 80% interest in the Segala property that is located adjacent to the Company’s Tabakoto property in southwestern Mali.  The remaining 20% interest is held by the Government of Mali.  The total consideration was $1,150,000 cash, 2,916,000 common shares and a non-interest bearing debenture of $6,000,000 face value to be paid over three years in cash and shares.  The accounting for the transaction at fair value resulted in a total acquisition cost of $10,681,995, reflecting the cash paid, the discounted fair value of the cash repayment on the non-interest bearing debenture over time, and the fair value of the shares issued and to be issued (notes 5 and 6(f)).

(c)

Diamond permit, Mali:

Subsequent to December 31, 2003, the Company’s application for a diamond permit was granted by the Government of Mali.  The permit to explore for diamonds covers an area of approximately 170 square kilometers and includes all of the Tabakoto and Segala mining licensed areas.

(d)

Eritrea:

In a prior year, the Company entered into an agreement to acquire an interest in properties located in the southwestern part of Eritrea in consideration for a cash payment of $120,000 plus annual cash payments of $35,000.  In addition, the agreement provides for the payment of $300,000 success fee on delivery of a bankable feasibility study and a 1.5% net smelter return royalty upon commercial production.

The Company holds a number of exploration licenses in western Eritrea, consisting of the four contiguous Bisha/Okreb licenses comprising 425 square kilometers, the Augaro license of 650 square kilometers, and the four contiguous Akurdet contiguous licences of 171 square kilometers.

The licenses have remaining expenditure requirements for the year ending December 31, aggregating approximately $3,850,000 (2004 - $2,970,000; 2005 - $880,000).

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

3.

Mineral properties (continued):

(e)

Kubi, Ghana:

The Kubi property is located in southwestern Ghana and is subject to an agreement with Ashanti Goldfields Corporation (“Ashanti”) for the surface rights to the Kubi project.  Ashanti is required to make royalty payments of a minimum of $15 per ounce for every recovered ounce beyond 60,000 ounces.  Ashanti commenced mining of the surface resources in 1999 and in 2000 suspended production pending receipt of a forestry permit to allow the open pit mining to extend into a forest reserve area.  During 2003, the Government of Ghana announced renewal of access privileges to forest reserves.  At December 31, 2003, the Government of Ghana was in the process of evaluating an environmental impact study on the extension of the Kubi property into the area of forest reserve.

During 2003, the Ashanti option on underground resources at Kubi expired, and the rights reverted back to the Company.

In a prior year, the Company wrote down the property to its estimated net recoverable amount using the Ashanti royalty pricing and the Company’s then most recent resource estimates as the basis for this evaluation.

(f)

Juabo, Ghana:

The Juabo property is located in southwestern Ghana.  In December 2001, the Company entered into an option agreement with an unrelated party, reviewed the carrying value of the Juabo property in light of that agreement and wrote down the accumulated deferred property costs to its then estimated recoverable amount.  During 2002, the Company entered into an agreement to transfer its interest in the Juabo property to an unrelated third party in exchange for $50,000 and ten percent (10%) of the shares of the transferee to be paid upon approval of the transfer by the Government of Ghana.  In 2002, the Company wrote down the property to the estimated fair value of consideration to be received.  The transfer is expected to occur in early 2004 upon receiving governmental approval.

(g)

Sovereign interests:

The above discussed ownership interests are prior to the application of government rights and interests in the properties.

(i)

Mali:

Pursuant to the applicable mining laws of Mali, the Government of Mali reserves the right to participate in the Company’s properties in Mali by receiving a carried interest of up to a 20% equity interest in any exploitation company.

(ii)

Eritrea:

Pursuant to the laws of Eritrea, the Government of Eritrea will acquire a 10% carried interest in each mining property upon the grant of an exploitation permit on the applicable property and can receive up to a further 20% participating interest.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

3.

Mineral properties (continued):

(g)

Sovereign interests (continued):

(iii) Ghana:

Pursuant to the applicable mining laws of Ghana, the Government of Ghana has a 10% carried interest in each of the Company’s properties in Ghana and at the exploitation stage has an option to acquire a further 20% interest at negotiated rates

(h)

Mineral properties - contingencies:

The Company has investigated ownership and access rights of all of the mineral properties in which it has a direct or indirect interest and, to the best of its knowledge, has satisfactory ownership and access rights.  However, properties may be subject to undetected prior claims or agreement transfers.  In addition, the Company’s ability to explore and exploit these mineral properties is subject to ongoing approval of local governments, including permitting within protected areas.

4.

Loan payable:

During 2002, the Company converted a Rand denominated loan to a fixed US dollar denominated debt and replaced other special rights under the loan agreement with the issue of 750,000 common shares of the Company as a fee (see note 6(b)).  Subsequent to the conversion, the Company repaid the debt in 2002.

5.

Long-term debt:

In connection with its acquisition of the Segala property (note 3(b)), the Company agreed to pay $3,000,000 of the cash consideration in three equal payments commencing in July 2003.  The Company recorded the debt at an initial fair value of $2,723,248, a discount to its face value, and will accrete, for accounting purposes, the imputed interest over the life of the debt.  Interest on the debt is capitalized to the project prior to the commencement of production.  During 2003, $1,000,000 of the debt was repaid and as at December 31, 2003, the remaining debt had accreted to a balance of $ 1,898,152.  The debt is secured by shares of the Company’s subsidiary that holds the Segala property.

Also in connection with the acquisition of Segala, the Company has recorded a payable of $189,645 (2002 - $162,982) (CFA 100,000,000) to the Government of Mali which is payable from possible future mining operations on the Segala property.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

6.

Share capital:

(a)

Authorized:

250,000,000 common shares without par value

(b)

Issued:

	Number	Share
	of shares	amount

Balance, December 31, 2001	24,640,410	$49,901,992

Private placements for cash	16,462,299	10,535,094
Exercise of options (note 6(c))	190,000	23,560
Exercise of warrants (note 6(d))	1,220,851	337,794
Exercise of agent options (note 6(e))	174,000	113,585
Resource property acquisitions (notes 3(a) and 3(b))	3,639,736	3,603,960
Loan fee (note 4)	750,000	244,826

Balance, December 31, 2002	47,077,296	64,760,811

Private placements for cash	15,500,000	58,492,686
Exercise of options (note 6(c))	1,578,000	802,826
Exercise of warrants (note 6(d))	8,650,198	8,479,532
Exercise of agent options (note 6(e))	576,000	583,981
Resource property acquisitions (notes 3(b) and 6(f))	442,828	1,176,471

Balance, December 31, 2003	73,824,322	$134,296,307

During the year ended December 31, 2003 the Company completed two separate private placements, as follows:

(i)

of 5,500,000 common shares at CDN$3.10 per share.

(ii)

of 10,000,000 units at CDN$6.80 per unit.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at a price of CDN$10.00 per share until December 19, 2008.  As at December 31, 2003 all of the warrants are outstanding.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

6.

Share capital (continued):

(b)

Issued (continued):

During the year ended December 31, 2002 the Company completed four separate private placements, as follows:

(i)

of 2,514,799 units at CDN$0.25 per unit, each unit consisting of one common share and one non-transferable common share purchase warrant to purchase an additional common share at CDN$0.35.  These warrants expire between January 23, 2004 and March 7, 2004.  At December 31, 2003 there were 200,000 of these warrants outstanding (note 6(d)).  Subsequent to December 31, 2003, these warrants were exercised.

(ii)

of 1,500,000 units at CDN$0.60 per unit, plus 20,000 units as a finders fee, each unit consisting of one common share plus one half of a non-transferable common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at CDN$0.80 per share until May 3, 2003.  As at December 31, 2003, all warrants have been exercised (note 6(d)).

(iii)

of 6,250,000 units at CDN$1.00 per unit, each unit consisting of one common share plus one-half of a non-transferable common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at CDN$1.25 per share until May 16, 2005.  In connection with this placement, there were 125,000 agents’ warrants issued having the same terms and 250,000 agents’ options exercisable at CDN$1.00 per unit under the same terms.  As at December 31, 2003, all of the agents’ options have been exercised and there were 292,500 warrants outstanding (note 6(d)).

(iv)

of 6,177,500 units at CDN$1.60 per unit, each unit consisting of one common share plus one half of a non-transferable common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at CDN$2.00 per share until December 20, 2003.  In connection with this placement there were 250,000 agents’ warrants issued having the same terms and 500,000 agents’ options exercisable at $1.60 under the same terms.  As at December 31, 2003, all warrants and options have been exercised (notes 6(d) and 6(e)).

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

6.

Share capital (continued):

(c)

Stock options:

The Company’s shareholders adopted a stock option plan in 1996 that is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Since the origin of the plan, the Company has been authorized by its shareholders to grant up to 9,475,000 stock options of which 1,795,000 options have been granted and exercised since 1996, 4,472,000 have been granted and remain outstanding at December 31, 2003 and 3,208,000 remain authorized to be granted at December 31, 2003.

As a result of adopting new accounting recommendations described in note 2(i), the Company has recorded the fair value of each option grant using the Black-Scholes model with the following weighted average assumptions:  expected life of option 5 years, stock price volatility 109%, no dividend yield and a risk free interest rate yield of 3%.  The total amount recorded was $1,881,687, of which $1,370,134 was charged to the statement of operations and $511,553 was capitalized to resource properties with the corresponding offset to contributed surplus.  If this policy was adopted in the prior year, the effect would have been to increase loss by $193,007 for the year ended December 31, 2002.  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.  Of the total cost of $1,881,687, $249,785 relates to non-employee options and $1,631,902 relates to employee options.

	Number of options	Weighted average
		exercise price (CDN$)

Outstanding, December 31, 2001	4,140,000	$0.68
Granted	695,000	0.97
Expired	(10,000)	0.75
Exercised	(190,000)	0.19

Outstanding, December 31, 2002	4,635,000	0.74
Granted	1,430,000	3.47
Expired	(15,000)	3.21
Exercised	(1,578,000)	0.70

Outstanding, December 31, 2003	4,472,000	$1.62

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

6.

Share capital (continued):

(c)

Stock options (continued):

Details of outstanding options at December 31, 2003:

	Number	Range of exercise	Average remaining
Type	of options	price (CDN$)	life in years

Vested	190,000	$0.15	7 years
Vested	3,444,500	$0.75 to $3.21	3.3 years
Un-vested	837,500	$2.05 to $7.33	4.4 years

Total	4,472,000

Subsequent to December 31, 2003 the Company granted additional stock options to employees and directors to purchase 1,145,000 common shares at CDN$4.81 per share for a period of 5 years.

(d)

Warrants:

	Number of warrants	Average exercise
		price (CDN$)

Balance at December 31, 2001	500,000	$1.00
Warrants issued with private placements (note 6(b))	9,488,549	1.22
Warrants issued on exercise of agents’ options (note 6(b))	87,000	1.27
Warrants exercised	(1,220,851)	0.43

Balance at December 31, 2002	8,854,698	1.33
Warrants issued with private placements (note 6(b))	5,000,000	10.00
Warrants issued on exercise of agents’ options	288,000	1.89
Warrants exercised	(8,650,198)	1.35

Balance at December 31, 2003	5,492,500	$9.18

The expiry dates for the warrants and agents’ warrants are disclosed in note 6(b).

(e)

Agents’ options:

Agents’ options to purchase 750,000 shares of the Company were issued in connection with private placements during 2002, of which 174,000 were exercised during 2002 and 576,000 were exercised during 2003.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

6.

Share capital (continued):

(f)

Shares to be issued:

In connection with the acquisition of the Segala property (note 3(b)), the Company agreed to issue common shares with a total deemed face value of $3,000,000 in three equal annual amounts commencing in July 2003.  Subject to the conversion price not being less than certain minimum share prices, the number of shares to be issued will reflect a 15% market discount arrangement from the actual share price at the conversion date.  The Company recorded the initial share obligation at the fair value of $3,529,412 of the shares that would be issued based on the market price at the transaction date.  The first issuance of common shares was 442,828 common shares in July 2003.  Using the Company’s share price at December 31, 2003 of CDN$6.72 (US$5.18) for illustrative purposes only, the Company would be required to issue an additional 454,116 shares to settle this obligation.

(g)

Shares reserved for issuance (fully diluted):

Number
of shares

Issued and outstanding at December 31, 2003	73,824,322
Reserved for options (note 6(c))	4,472,000
Reserved for warrants (note 6(d))	5,492,500
Estimated shares to be issued regarding Segala (note 6(f))	454,116

Shares reserved for issuance (fully diluted) at December 31, 2003	84,242,938

7.

Income taxes:

At December 31, 2003, the Company has available losses for income tax purposes in Canada totalling approximately CDN$300,000, expiring in 2009.  The Company also has net operating loss carry forwards for income tax purposes in foreign jurisdictions of approximately $4,000,000 which, if not utilized to reduce income in future periods, expire through 2013.  Access to the loss carry forwards in the future may be restricted.

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

7.

Income taxes (continued):

As at December 31, 2003, the tax effect of the significant components within the Company’s future tax asset (liability), are as follows:

	2003	2002

Mineral properties	$5,386,000	$5,760,000
Loss carry forwards	1,994,000	2,680,000
Other	190,000	170,000

	7,570,000	8,610,000
Valuation allowance	(7,570,000)	(8,610,000)

Net future income tax asset (liability)	$-	$-

8.

Related party transactions:

During the year ended December 31, 2003, the Company recovered $8,400 (2002 - $13,057) related to office space and staff costs from a company related by way of a common director.

9.

Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development of resource properties.  All mineral properties (see note 3) and equipment are situated in Africa.  Investment revenues were earned from Canadian sources as to approximately 20% (2002 - 30%) and international sources as to 80% (2002 - 70%).

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the Company and notes thereto for the year ended December 31, 2003. This discussion covers the last completed fiscal year and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Overview of Performance

In summary, the Company’s financial condition has dramatically improved over the past year. The Company closed its most recent year end with liquid working capital of $60 million, as compared to working capital of $3 million a year earlier, after having raised equity funds of approximately $68 million during the year and expended $10 million on mineral properties, $1 million on debt repayment and $1 million on other corporate operations. Management believes the dramatic improvement is directly a result of improvement in the world gold and base metals markets as well as the advancement and confirmation of the quality of the Company’s principal mineral properties in Mali and Eritrea.

The loss for the year ended December 31, 2003 was $1,998,480 (2002 - $1,283,912; 2001 - $1,949,881), which includes stock-based compensation of $1,370,134, largely due to implementation of new accounting recommendations in 2003, further details of which can be found in notes 2(i) and 6(c) of the consolidated financial statements. The prior years’ losses include asset write-downs of  $647,083(2002);  $1,564,520(2001).

The development of the Company’s Tabakoto/Segala project in Mali is expected to require up to $40 million of the Company’s funds to reach its target of being in production in the second quarter of 2005. In addition, due to highly prospective results to date, the exploration programs in Eritrea are anticipated to be in the order of $8 to $10 million in 2004.

Selected Annual Information

The following table provides selected consolidated financial information that should be read in conjunction with the audited consolidated financial statements of the Company.

		Fiscal Years Ended (audited)
		December	December	December
		31, 2003	31, 2002	31, 2001
(a)	Revenue	$-	$-	$-
(b)	Loss for the year	$1,998,480	$1,283,912	$1,949,881
(c)	Loss per share
	(Basic & Fully Diluted)	$0.03	$0.03	$0.08
(d)	Total assets	$113,408,879	$45,733,487	$25,982,120

Results of Operations

The Company’s operations consist of the exploration and development of mineral properties in Mali and Eritrea as well as ongoing overheads to run the Company from Canada. Expenditures on mineral properties during 2003 increased to $9.8 million from $5.3 million in 2002 largely as a result of the efforts in Eritrea to further explore the Bisha property discovery. The ongoing expenditures in Mali, principally on the Tabakoto property, consisted of limited drilling and geophysics and continuing independent engineering work for the planned mine, including further modeling, detailed design work for the plant, as well as preparation for infrastructure required for construction and potential future mining operations. The exploration program on the Bisha property in Eritrea increased from $160,000 in 2002 to approximately $5 million in 2003, including approximately 19,000 meters of diamond drilling, airborne geophysical survey, ground geophysical surveys, trenching and sampling.  A substantial exploration program is continuing in 2004 on the Company’s Bisha property and other exploration licenses in Eritrea.

The statement of operations demonstrates several items in the Company’s overheads that have increased as a result of increased corporate activity. In addition the implementation of new accounting recommendations for stock-based compensation for 2003 added an additional charge to expenses of $1.37 million. Notable increased overhead costs included remuneration costs due to increased staffing (100% increase), investor relation costs due to higher shareholder relations activities (65% increase) and office costs due to moving to larger office space and corporate activity (73% increase). Offsetting these extra costs were both increased investment income arising from additional working capital on hand during 2003 and a substantial foreign exchange gain ($0.5 million) that arose due to significant changes in the currency markets during 2003.

Overheads for 2004 are expected to remain at similar levels to 2003 except for additional investment income anticipated for 2004 and reduced foreign currency implications.

Summary of Quarterly Results

Selected consolidated financial information for each of the last eight quarters of fiscal 2003 and 2002 (unaudited):

	2003 4th	2003 3rd	2003 2nd	2003 1st
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net Income (loss)	$ (830,110)	$ (562,068)	$ (484,390)	$ (121,912)
(c) Net Income (loss) per share (Basic & Fully Diluted)	$ (0.01)	$ (0.01)	$ (0.01)	$ 0.00
	2002 4th	2002 3rd	2002 2nd	2002 1st
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net Income (loss)	$ (719,196)	$ (455,304)	$ 136,276	$ (245,688)
(c) Net Income (loss) per share (Basic & Fully Diluted)	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)

The 2003 quarterly results have been re-conformed for the change in accounting for stock-based compensation, as referenced in the Results of Operations above and more completely explained in the notes to consolidated financial statements. Revenue consisting solely of incidental investment income has increased quarter over quarter as a result of additional working capital. The loss per quarter reflects the impact of a combination of three factors: (1) stock-based compensation in 2003 was Q4 $422,140, Q3 $382,617, Q2 $364,038 & Q1 $201,339; (2) asset write-downs in 2002 Q4 was $647,083 and (3) foreign currency gains and losses were 2003 Q1 $351,374 gain, 2002 Q3 $344,550 loss, 2002 $327,230 gain. In other respects the quarterly overheads increased more substantially in 2002 Q4 with the addition of staff and office space at the Company’s head office.

Liquidity and Capital Resources

As discussed above, the Company’s financial position has improved dramatically from the prior year. The Company’s working capital at December 31, 2003 of $60 million,  comprised of highly liquid assets, is sufficient to fund the Company’s overheads for the foreseeable future, planned exploration activity as well as the development of the Tabakoto project. The Company has had discussions with Investec Bank of South Africa to arrange and underwrite project finance for the Tabakoto project and the Company is in the process of fulfilling conditions precedent related to contractors and legal agreements.

The Company maintains its investment portfolio in US$ denominated low risk liquid securities, under independent professional management. The most recent private placement in mid December 2003 provided cash of approximately $50 million, of which approximately $14 million was not fully invested in short-term securities until early January 2004.

The Company has been successful in accessing the equity market in the past year and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term. In addition to existing funds, there are in-the-money warrants and options outstanding, which if exercised at December 31, 2003 would have provided additional capital of approximately $6 million.

Long-term debt repayment obligations:

	2004	2005
Payable in cash	$1,000,000	$1,000,000

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recorded value of its mineral properties is in all cases, except for the Ghana properties that have been written down in past years, based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for potential construction and mining operations. The Company has relied on very preliminary potential resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to significant change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material alteration to the presentation in the financial statements in the value of mineral properties.

Change in Accounting Policy

The only change in accounting policy during 2003 relates to the accounting for stock-based compensation for employees, the impact of which is explained in notes 2(i) and 6(c) of the consolidated financial statements.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio, a very large part of which was acquired in a private placement that closed in mid December 2003. To minimize risk the funds are diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. The large cash balances at December 31, 2003 were invested in short-term investments in very early January 2004. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. Contracts for goods and services are also mainly denominated in United States currency.

“John A. Clarke”

John A. Clarke

President & CEO

February 27, 2004